FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: July 11-15, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F    X

                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd.

(Development Stage Company)

Consolidated Interim Financial Statements

For the nine month period ended May 31, 2005

Filed: July 15, 2005

A copy of this report will be provided to any shareholder who requests it.

The attached interim financial statements have not

 been reviewed by the Company's auditors

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Balance Sheets

May 31, 2005

INTERIM BALANCE SHEET

	May 31, 2005	AUG. 31, 2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,161,025	$2,423,176
Amounts receivable (Note 4)	240,874	241,135
Marketable Securities (market value - $281,500)	251,750	331,750
Prepaid expenses and other	51,033	28,194
Total current assets	5,704,682	3,024,255

MINERAL PROPERTIES (Note 6)	9,701,803	5,995,550
FIXED ASSETS (Note 8)	206,647	114,214
Total assets	$15,613,132	$9,134,019

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$867,605	$659,895
Current portion of capital lease	1,378	-
Total current liabilities	868,983	659,895

Long-term portion of capital lease	28,498	-
Future income taxes	427,000	427,000
	1,324,481	1,086,895
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 7) Issued and outstanding at May 31, 2005 -43,093,631 common shares (August 31, 2004 -34,587,415 common shares)	23,464,616	14,990,075
CONTRIBUTED SURPLUS (Note 8 c)	1,634,932	134,932
DEFICIT	(10,810,897)	(7,077,883)
	14,288,651	8,047,124
Total liabilities and shareholders' equity	$15,613,132	$9,134,019

Continuing Operations (Note 1)

Contingency and Commitments (Note 11)

APPROVED BY DIRECTORS:

"R. Michael Jones"	"Frank R. Hallam"

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Operations

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005

	Three Months Ended May 31, 2005	Three Months Ended May 31, 2004	Nine Months Ended May 31, 2005	Nine Months Ended May 31, 2004
	$	$	$	$
EXPENSES
Amortization	21,318	12,309	55,906	23,477
Annual general meeting	32	(872)	33,199	32,125
Bank charges & interest	1,934	515	4,156	1,955
Corporate Finance fees	-	20	-	100,020
Filing and transfer agent fees	63,727	2,812	77,053	36,163
Foreign Exchange	(20,033)	(20,603)	(1,791)	(40,721)
Insurance	7,064	3,915	24,059	9,758
Management and consulting fees	112,126	115,538	227,691	278,747
News Releases, printing & mailout	21,589	5,747	37,188	19,841
Office and miscellaneous	55,055	26,791	109,145	58,543
Professional fees	40,389	21,006	120,618	56,194
Promotion	42,832	44,759	110,246	109,319
Rent	21,063	22,113	70,522	56,468
Salaries and benefits	166,512	104,474	448,324	269,337
Shareholder relations	41,979	16,892	43,525	22,089
Stock based compensation (Note 7 c)	-	-	1,500,000	-
Telephone	13,540	12,596	34,657	27,372
Travel	42,374	58,994	217,681	169,300
Part XII.3 interest	-	-	-	6,500
	(631,501)	(427,006)	(3,112,179)	(1,236,487)

REVENUE
Interest Income	11,531	8,657	28,933	25,794
Services Revenue	33,462	38,249	101,590	114,231
Expense Recoveries	-	-	-	240,248
	44,993	46,906	130,523	380,273

LOSS BEFORE OTHER ITEM	(586,508)	(380,100)	(2,981,656)	(856,214)

OTHER ITEM
Property investigations	78	89	988	391
Mineral property costs written off	651,568	372,778	667,018	413,631
Equity Loss and writedown of Active Gold (Note 5)	-	(6,312)	76,287	73,412
Loss on sale of office furniture	-	-	7,065	-
	(651,646)	(366,555)	(751,358)	(487,434)

LOSS FOR THE PERIOD	(1,238,154)	(746,655)	(3,733,014)	(1,343,648)

DEFICIT, beginning of period	(9,572,743)	(5,086,249)	(7,077,883)	(4,489,256)
DEFICIT, end of period	(10,810,897)	(5,832,904)	(10,810,897)	(5,832,904)

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005

	Three Months Ended May 31, 2005	Three Months Ended May 31, 2004	Nine Months Ended May 31, 2005	Nine Months Ended May 31, 2004
OPERATING ACTIVITIES
Loss for the period	(1,238,154)	(746,655)	(3,733,014)	(1,343,648)
Add items not affecting cash:
Amortization	21,318	12,309	55,906	23,477
Loss on sale of capital assets	-	-	7,065	-
Write Off Mineral Property	651,568	372,778	667,018	413,631
Recovery received in shares	-	-	-	(240,000)
Non-cash share compensation expense	-	47,474	1,500,000	69,739
Non-cash share expense	-	-	80,000	-
Net change in non-cash working capital	111,419	163,809	215,009	(16,652)
	(453,849)	(150,285)	(1,208,016)	(1,093,453)
FINANCING ACTIVITIES
Issuance of shares	5,705,978	3,770	8,446,541	3,531,227
	5,705,978	3,770	8,446,541	3,531,227
INVESTING ACTIVITIES
Acquisition of capital assets	(14,527)	(39,422)	(157,861)	(79,649)
Sale of capital assets	-	-	2,456	-
Acquisition cost of mineral properties	(273,871)	(286,436)	(552,698)	(450,194)
Exploration & development expenditures	(1,541,317)	(608,370)	(3,847,573)	(1,770,875)
Performance Bonds	-	(8,878)	-	(11,914)
Recoveries	-	-	55,000	45,000
	(1,829,715)	(943,106)	(4,500,676)	(2,267,632)
INCREASE (DECREASE) IN CASH & EQUIVALENTS	3,422,414	(1,089,621)	2,737,849	170,142
CASH & EQUIVALENTS, beginning of period	1,738,611	2,254,413	2,423,176	994,650
CASH & EQUIVALENTS, end of period	5,161,025	1,164,792	5,161,025	1,164,792

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)

During the period ended May 31, 2005, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.

(ii)

During the period ended May 31, 2005 the Company acquired 1,407,069 shares of Active Gold Group Ltd. ("Active Gold") from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company's holdings of that security. As Active Gold is estimated to have nominal value, the transaction was entered into for the purpose of preserving existing business relationships. The Company will record the exchange as an expense.

(iii)

During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.

(iv)

During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties' costs.

(v)

During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company's Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

No interest or income tax expenses were paid during the period.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

1.

CONTINUING OPERATIONS

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 14.

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. ("PTM RSA"). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.

Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or disposed of either through sale or

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities

Marketable securities are recorded at the lower of cost or market value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

 (f)

Stock-based compensation

The Company has adopted the original recommendations of CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective September 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at date of grant using an option pricing model.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (h)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The carrying values of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values. The fair value of marketable securities are as disclosed on the balance sheet.

Price risk is the risk that the value of the Company's financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

 (j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

3.

AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted at a ratio of 1.65:1. This business combination has been accounted for as a purchase transaction with predecessor company Platinum Group Metals Ltd. identified as the acquirer and New Millennium identified as the acquiree. Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share. Costs of the amalgamation totalled $231,325. Total cost to the Company was therefore $1,541,710. Results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

The fair value of assets acquired from New Millennium was as follows:

Current assets	$81,206
Mineral properties	1,930,444
Capital assets	3,697
Accrued liabilities	(164,637)
Future income liability	(309,000)
$1,541,710

4.

AMOUNTS RECEIVABLE

May 31, 2005		Aug. 31 2004

Advances receivable	$12,291	$ -
Goods and Services Tax recoverable	35,563	33,186
South African Value Added Tax (VAT) recoverable	181,728	198,449
Interest receivable	1,584	9,500
Other	9,708	-
	$240,874	$241,135

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

5.

INVESTMENTS

(a)

Active Gold Group Ltd.

Active Gold Group Ltd. ("AGG Canada") was incorporated under the Canada Business Corporations Act with one share issued to the Company on June 11, 2002. In August 2002 AGG Canada acquired a 100% private subsidiary in the Republic of South Africa named Active Gold Group RSA (Pty) Limited ("AGG RSA"). In 2003 the Company and other investors subscribed for further common shares of AGG Canada. At August 31, 2004 the Company held 1,461,905 shares (26.79%) of AGG Canada at a cost of $160,327. AGG Canada is a private corporation and it shares common directors and officers with PTM. Advances by the Company to AGG Canada were related to commercial activity in the normal course of business.

In 2003 AGG RSA failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned. Both AGG Canada and AGG RSA are now dormant. In 2003 the Company wrote off its remaining investment in and advances to AGG Canada after recognizing its equity in the losses of AGG Canada. A summary of the Company's investment and advances to AGG Canada is as follows:

Advances, at August 31, 2002	$ 5,911
Investment	160,327
Advances	45,487
211,725
Equity in loss of AGG Canada	(187,000)
Write-down of investment in and advances to AGG Canada	(24,725)
Balance, at August 31, 2003	$ -

Advances	90,062
Write-down of investment in and advances to AGG Canada	(90,062)
Balance, at August 31, 2004	$ -
Advances	76,287
Write-down of investment in and advances to AGG Canada	(76,287)
Balance, at May 31, 2005	$ -

On September 30, 2004 the Company acquired 1,407,069 shares of AGG Canada from six of its founding shareholders, all of whom are arm's length to the Company, in exchange for 399,999 shares (market value $160,000) of Sydney Resource Corp., paid from the Company's holdings of that security (see Note 5(c)). As AGG Canada is estimated to have nominal value, the transaction was entered into for the purpose of preserving existing business relationships. PTM will record the exchange as an expense.

(b)

MAG Silver Corporation

During 2003 the Company was paid a finders' fee of 200,000 shares of MAG Silver Corporation for the introduction of MAG Silver to certain people and mineral properties located in Mexico. The shares were recorded at their issue price of $0.50 per share. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $85,000 at May 31, 2005.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

(c)

Sydney Resource Corporation

On February 18, 2002, New Millennium granted Sydney Resource Corporation an option to earn a 50% interest in New Millennium's 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia, in exchange for cash payments of $53,000 over five years and $1,000,000 in work over five years. On December 2, 2003 the Company and Sydney agreed to terminate the Option and the Company then sold the property to Sydney outright in exchange for 1,200,000 shares of Sydney at a value of $0.20 per share. During the period ended May 31, 2005, 2005 the Company exchanged 399,999 of these Sydney shares for the purchase of 1,407,069 shares of Active Gold Group Ltd. as described in Note 5 (a). At May 31, 2005 the Sydney shares had a market value of $0.205 each.

6.

MINERAL PROPERTIES

Mineral properties consist of the following:

Annual Expenditure by Category	MAY 31, 2005	AUG. 31, 2004	AUG. 31, 2003

Acquisition Costs	$580,698	$515,777	$459,809
Assays & geochemical	420,432	315,001	220,334
Drilling	1,817,019	1,081,099	365,780
Geological	824,225	979,836	460,875
Geophysical	164,091	155,532	80,440
Maps, fees and licenses	8,925	26,904	37,318
Reclamation	-	4,480	-
Site administration	550,060	72,150	35,279
Travel	62,821	76,411	56,108
	4,428,271	3,227,189	1,715,943
Less recoveries (adjustments)	55,000	78,750	(40,335)
	4,373,271	3,148,439	1,756,278
Total, beginning of year	5,995,550	3,891,653	2,951,089
Less amounts written off	(667,018)	(1,044,542)	(815,714)
	5,328,532	2,847,111	2,135,375
Total, end of period	$9,701,803	$5,995,550	$3,891,653

Annual Balance by Category	MAY 31, 2005	AUG. 31, 2004	AUG. 31, 2003

Acquisiton costs	$2,194,720	$1,899,705	$1,912,895
Deferred exploration costs	7,507,083	4,095,845	1,978,758
	$9,701,803	$5,995,550	$3,891,653

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

Details of specific mineral properties are as follows:

		Costs			Costs
		(Recoveries)			(Recoveries)
		Incurred	Properties		Incurred	Properties
	August 31,	During the	Written	August 31,	During the	Written	May 31,
Property	2003	Year	Off	2004	Year	Off	2005

ONTARIO
Agnew Lake	$ 350,997	$ (19,145)	$ -	$ 331,852	$ (55,000)	$ -	$ 276,852
Dog River	212,634	1,576	-	214,210	307	(214,517)	-
Faries Lake	-	76,792	-	76,792	1,162	(77,954)	-
Lakemount	9,910	949,882	-	959,792	234,688	-	1,194,480
LDI River	594,942	160,898	-	755,840	83	-	755,923
Moshkinabi	-	60,824	-	60,824	643	(61,467)	-
Moss Lake	-	10,844	-	10,844	128,081	-	138,925
Pebble	131,322	10,961	-	142,283	94,425	(236,708)	-
Pro Am	17,824	3,600	-	21,424	9,000	-	30,424
PS Overlap	18,660	2,098	(20,758)	-	-	-	-
S Legris	559,052	28,317	(587,369)	-	5,811	-	5,811
Seagull	-	8,341	-	8,341	767,763	-	776,104
Senga	60,427	-	(60,427)	-	-	-	-
Shelby Lake	556,331	141,675	-	698,006	885	-	698,891
Stucco	-	-	-	-	-	-	-
Taman	159,572	2,771	(162,343)	-	-	-	-
Taman East	69,444	531	(69,975)	-	-	-	-
Other - Ontario	51,855	13,967	(16,895)	48,927	17,857	(46,552)	20,232
Other - Sudbury	109,881	4,974	(100,485)	14,370	-	(14,370)	-
	2,902,851	1,458,906	(1,018,252)	3,343,505	1,205,705	(651,568)	3,897,642

SOUTH AFRICA
Bushveld	26,290	52,131	(26,290)	52,131	44,283	-	96,414
Tweespalk	125,426	590,708	-	716,134	122,233	-	838,367
War Springs	139,759	494,122	-	633,881	986,211	-	1,620,092

Western Bushveld JV	693,558	540,891	-	1,234,449	2,014,840	-	3,249,289
Zandrivier	3,769	11,681	-	15,450	-	(15,450)	-
	988,802	1,689,533	-	2,652,045	3,167,567	(15,450)	5,804,162
Total	$ 3,891,653	$ 3,148,439	$ (1,018,252)	$ 5,995,550	$ 4,373,271	$ (667,018)	$ 9,701,803

 (a)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation ("PFN") on June 18, 2000. PFN may acquire a 50% interest in the Agnew Lake Property by issuing 50,000 shares to the Company (received), making cash payments to the Company totalling $200,000 (received) and incurring $500,000 in exploration costs to its own account. In the event that PFN does not incur the required $500,000 in exploration expenses they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares. According to the terms of a 2001 amendment PFN

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

has paid the Company four payments of 75,000 PFN shares towards the exercise of PFN's option. PFN is the project operator and is responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited. Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (received) and incurring exploration expenditures of not less than $6,000,000. Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $2,700,000 to be performed through the joint venture arrangement with PFN and Kaymin.

 (ii)

Dog River

The Company has acquired a 100% interest in the Dog River property, located in the Lac des Iles area, which is subject to a 2.5% NSR royalty in favour of the original vendor, of which the Company may purchase one half back for $1,500,000. The Dog River property was abandoned as of May 31, 2005, resulting in a write-off in the amount of $214,517.

(iii)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,057,706 incurred to May 31, 2005) and by making staged payments totalling $150,000 ($50,000 paid) and 150,000 common shares (25,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

(iv)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,399 of which has been incurred to May 31, 2005. The Lac des Iles River Option Agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 ($20,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

(v)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($10,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

(vi)

Pebble

On March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (paid) and the expenditure of $500,000 ($196,702 incurred) in exploration within 5 years from the date of the agreement. The Pebble agreement was amended on January 27th, 2005 to allow the Company an additional three years - to March 30, 2008 - to meet its exploration commitments in exchange for making annual cash payments of $5,000 to March 29, 2008 ($15,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above. The Pebble property was abandoned as of May 31, 2005, resulting in a write-off in the amount of $236,708.

(vii)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was amended on January 27th, 2005 to allow the Company an additional three years (to April 10,2008) to meet it's exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 ($15,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest in the property by completing a feasibility study within 36 months of earning the 50% interest described above.

(viii)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 ($684,800 incurred to May 31, 2005) within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. The Company can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which the Company may buy-back 1.4% for $2.0 million.

(ix)

Senga and Tib

New Millennium acquired these claims, located in the Lac des Iles region of Ontario, by staking on March 20, 2000. The Tib property was abandoned as of August 31, 2003, resulting in a write-off in the amount of $29,726. The Senga property was abandoned as of August 31, 2004, resulting in a write-off in the amount of $60,427.

(x)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company is required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To February 28, 2005 the Company has incurred costs of $565,444 (August 31, 2004 - $564,559). The Company may earn a further 10% interest by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase one half back for $500,000.

 (xi)

Taman Lake Project

Pursuant to option agreements dated February 7, 2000 and amended on June 24, 2002 and March 25, 2003 New Millennium acquired an option to earn an undivided 100% interest in the Taman and Taman East properties, located in the Lac des Iles area. The Company was required to make payments of $97,500 over five years ($73,500 of which was paid to August 31, 2004) and issue 89,183 shares over five years (71,183 of which were issued to August 31, 2004). The Taman properties have been written off as of August 31, 2004, resulting in a write-off in the amount of $232,318.

 (b)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to May 31, 2005 total $2,458,459 (August 31, 2004 - $1,350,015).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million. A 5% finders' fee applies to vendor payments.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining ("AW"), a Black Economic Empowerment group, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs. In September 2003, the Company, AW and Black Economic Empowerment company Taung Minerals (Pty) Ltd. ("Taung") agreed to a negotiated settlement of a title dispute by reducing AW's participation in the War Springs project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility. The Company's net 70% interest remained unchanged.

The Company has not recorded a receivable for AW's 30% participating interest in the Tweespalk property, which at May 31, 2005 is calculated to be $251,510 (August 31, 2004 - $214,840) on the basis that collection of the amount is not reasonably assured. The amount, if any, ultimately recovered from AW will be treated as a reduction of the Company's costs relating to the Tweespalk property when received.

(ii)

Western Bushveld JV

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the "Venture") to pursue platinum exploration and development on combined mineral rights covering 67 square km on the Western Bushveld Complex of South Africa. All conditions precedent to the Joint Venture were satisfied on January 26, 2005 and that date became the Effective Date of the agreement. The Company will contribute all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see ii.a. and ii.b. below). Anglo Platinum will contribute its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the Venture, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the Venture in areas such as training, job creation and procurement.

The Company will operate and fund an exploration program in the amount of Rand 35 million (at July 11, 2005 rates approx. US$5.2 M; C$6.3 M) over the next five years. Minimum expenditures in year one of Rand 5 million are a firm commitment by the Company, which has already been met at July 11, 2005. Optional expenditures in years two and three are also Rand 5 million and in years four and five amount to Rand 10 million in each year. After R35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based on their working interest in the venture.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated and inferred ounces determined in accordance with the South African SAMREC geological code at rates of US $0.50 per inferred ounce, US $3.20 per indicated ounce and US $6.20 per measured ounce. Each party will have the opportunity to contribute capital necessary, if so desired, to

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

maintain their respective initial working interest in the JV. The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a "non-contributory participant" to the JV and by doing so would be subject to dilution.

The targets for exploration on the joint venture properties will be the Merensky and UG2 reefs of the Bushveld Complex, which incorporates an existing mine, formerly Anglo Platinum's BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

(ii.a.)

Western Bushveld JV - Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and then exceeded all work commitments. The Company had agreed to pay a base price of R 43 per tonne of identified open castable economic resource on the property, to a minimum of R 4,000,000 and a payment of R 4.30 per tonne on any economic underground resource. The Company could purchase the surface rights at a price of R 6,500 per hectare.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. The Vendors refused the tender and claimed that the purchase price was unascertained or unascertainable and that the agreement was therefore void. The matter was referred for Expert Determination as provided for in the option agreement.

On May 2, 2005 the Company announced that the parties had agreed the Company would purchase all surface and mineral rights to the property in exchange for 7.2 million Rand payable in five instalments to December 15, 2005. The original option agreement and the arbitration process were terminated. At the time of writing the Company has three remaining payments totalling 5.7 million Rand (approx. C $ 1.03 million at July 11, 2005) to be paid.

(ii.b.)

Western Bushveld JV -  Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 952 hectares and 50% of the mineral rights over the balance of 132 hectares. To earn its interests the Company must make aggregate prospecting payments to the vendors of R 745,000 (approximately C $134,000) by March of 2005, of which R 355,000 has been paid. The Company must also make aggregate purchase payments of R 8,549,000 (approximately C $1,540,000) over three years from the date of grant of prospecting permits on the various portions. During 2004 the Company was granted valid old order prospecting permits on five portions of the farm and has been given formal approval by the Government of South Africa of its new order prospecting permit applications on the remaining two farm portions. Certain portions are subject to a 1% NSR royalty, which the Company may buy-back for R 5,000,000 (approximately C $900,000). One portion is subject to the vendor's right to participate for a 15% working interest with the Company in a joint venture.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

 (c)

Write-down of mineral properties

During the period the carrying values of certain mineral properties of the Company were determined to be impaired, resulting in a write-off in the amount of $667,018 (May 31, 2004 - $413,631).

(d)

Title to Mineral Properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.

SHARE CAPITAL

(a)

Authorized

1,000,000,000 common shares without par value

(b)

Issued and outstanding

During the period ended May 31, 2005:

(i)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(ii)

2,469,949 share purchase warrants were exercised for proceeds of $2,300,462 and 838,000 stock options were exercised for proceeds of $473,100.

(iii)

the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,900 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.50 per share. Agent's fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents' legal and other costs totalling $24,229 were paid by the Company, as well the Company paid $47,000 to its lawyers for legal costs relating to the private placement, $20,000 consulting services, and $25,100 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

During the year ended August 31, 2004:

(iv)

the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(v)

1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

(vi)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

(vii)

the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share. Agent's fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents' legal and other costs totalling $42,535 were paid by the Company, as well the Company paid $36,409 to its lawyers for legal costs relating to the private placement. The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.

The following tables summarize the Company's outstanding stock options:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2002	2,061,000	0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	1,756,000	1.01
Exercised	(838,000)	0.57
Cancelled	(155,000)	1.05
Options outstanding at May 31, 2005	3,188,000	$ 0.85

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31
Prices	2005	Life (Years)	2005

0.35	355,000	1.77	355,000
0.50	295,000	3.01	305,000
0.55	215,000	0.70	215,000
0.70	132,000	3.30	132,000
0.75	75,000	2.13	75,000
1.00	1,686,000	4.65	1,511,000
1.10	330,000	4.30	120,000
1.18	50,000	4.46	50,000
1.44	50,000	3.53	50,000
	3,188,000		2,813,000

(i)

During the period ended May 31, 2005 the Company granted 1,756,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,500,000 of compensation expense relating to stock options granted in this period, using the Black-Scholes option-pricing model. The stock-based compensation expense was determined using the following weighted average assumptions:

May 31, 2005
Risk-free interest rate	3.97
Expected life of options	3.00
Annualized volatility	200%
Dividend rate	0.00%

(ii)

During the year ended August 31, 2004 the Company granted 515,000 stock options to employees and 75,000 to consultants. The Company recorded $92,881 of compensation expense relating to stock options granted to consultants in the year ended August 31, 2004. The Company records compensation costs for employee stock options whereby compensation expense is recognized for the excess, if any, of the quoted market price at the date of grant over the exercise price. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

	Aug. 31, 2004	Aug. 31, 2003
Loss for the year as reported	$ (2,242,627)	$ (1,748,993)
Pro forma compensation expense	(241,000)	(77,000)
Pro forma loss	$ (2,483,627)	$ (1,825,993)
Pro forma basic and diluted loss per share	$ (0.08)	$ (0.07)

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2004:

	Aug. 31, 2004	Aug. 31, 2003
Risk-free interest rate	3.97	3.73
Expected life of options	3.47	3.50
Annualized volatility	200%	87%
Dividend rate	0.00%	0.00%

(d)

Share purchase warrants

		Weighted
	Number of	Average
	Warrants	Exercise Price
Balance at August 31, 2003	3,016,981	0.79
Issued to private placement placees (Note 7 (b) (vi) & (vii))	1,892,550	1.19
Issued to agents on brokered financing (Note 7 (b) (vii))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	1.03
Issued to private placement placees (Note 7 (b) (iii))	2,500,000	1.50
Issued to agents on brokered financing (Note 7 (b) (iii))	517,327	1.50
Exercised and converted to common shares	(2,469,949)	0.92
Balance at May 31, 2005	3,963,540	$ 1.46

Of the 3,963,540 common share warrants outstanding at May 31, 2005, 241,110 are exercisable at $1.20 per warrant expiring on July 14, 2005; 705,103 are exercisable at $1.35 per warrant expiring on July 14, 2005, and 3,017,327 are exercisable at $1.50 per warrant expiring on October 14, 2006.

8.

FIXED ASSETS

	May 31, 2005			Aug. 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment & software	$ 219,806	$ 90,188	$ 129,618	$ 79,037
Leasehold Improvements	23,071	5,552	17,519	-
Office furniture & equipment	77,178	17,668	59,510	35,177
	$ 320,055	$ 113,408	$ 206,647	$ 114,214

9.

RELATED PARTY TRANSACTIONS

Transactions with related parties are recorded as follows:

(a)

Management, salary and consulting fees of $210,891 (May 2004 - $183,551) were incurred with directors. As at May 31, 2005 an amount of $Nil owing was included in accounts payable (May 2004 - $nil).

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

(b)

During 2003, the Company entered into a service agreement with MAG Silver Corp. ("MAG"), a company with a common director and common officer. During the period ended May 31, 2005 the Company received from MAG $101,590 (May 2004 $114,461). During 2003 the Company also received a $100,000 finder's fee in the form of 200,000 MAG common shares for introduction to certain people and mineral properties in Mexico. See Note 5.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

10.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2004	2003

Statutory tax rates	36%	41%

Recovery of income taxes computed at statutory rates	$ 914,651	$ 804,171
Effect of lower tax rates in foreign jurisdictions	(23,136)	-
Tax losses not recognized in the period that the
benefit arose	(613,515)	(591,771)
Future income tax recovery	$ 278,000	$ 212,400

The approximate tax effect of the temporary differences that gives rise to the Company's future income tax assets and liability are as follows:

	2004	2003
Future income tax assets
Operating loss carryforwards	$ 1,763,054	$ 1,148,675
Fixed assets	24,357	15,429
Share issuance costs	194,496	158,861
Valuation allowance on future income tax assets	(1,981,907)	(1,322,965)
	$ -	$ -

Future income tax liability
Mineral properties	$ 427,000	$ 359,000
	$ 427,000	$ 359,000

The Company has non-capital loss carryforwards available to offset future taxable income in the amount of approximately $4.9 million, which expire at various dates from 2005 to 2011.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2005

11.

CONTINGENCIES AND COMMITMENTS

(a)

The Company's minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at May 31, 2005.

2005	$ 25,955
2006	94,592
2007	76,575
2008	9,608
2009	9,608
$ 216,338

12.

NET CHANGE IN NON-CASH WORKING CAPITAL

				Cumulative
				amount from
	Period ended	Year ended	Year ended	March 16, 2000
	May 31,	August 31,	August 31,	to August 31,
	2005	2004	2003	2004

Amounts receivable	$ (261)	$ (164,724)	$ 217,633	$ (20,164)
Prepaid expenses and other	22,838	(3,374)	33,678	(5,356)
Accounts payable	(237,586)	490,347	58,120	150,317
	$ (215,009)	$ 322,249	$ 309,431	$ 124,797

13.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	May 31, 2005	Aug. 31, 2004

Canada	$ 3,897,642	$ 3,343,505
South Africa	5,804,161	2,652,045
	$ 9,701,803	$ 5,995,550

14.

SUBSEQUENT EVENTS

(a)

Subsequent to the period ending May 31, 2005 the company issued 65,000 common shares pursuant to the exercise of 65,000 options at a price of $0.55 per share for aggregate proceeds of $35,750.

Platinum Group Metals Ltd.

(Development Stage Company)

Supplementary Information and MD&A

For the nine month period ended May 31, 2005

Filed: July 15, 2005

A copy of this report will be provided to any shareholder who requests it.

The attached statements have not been reviewed by the Company's auditors

1.

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002 and a new company also named Platinum Group Metals Ltd. was formed and it assumed all of the rights and obligations of the two predecessor corporations.

The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

During the period the Company incurred a loss of $3,733,014 (2004 - $1,343,648). General and administrative expenses totaled $3,112,179 (2004 - $1,236,487) while interest other income and recoveries was $130,523 (2004 - $380,273). Included in administrative expenses for the period is a non-cash charge for stock based compensation of $1.5 million (2004 - nil). The Company was active with an exploration program on its War Springs project in South Africa consisting of diamond drilling, geophysical surveys and ground prospecting. Work was also underway on prospecting, mapping and drilling of the Company's Western Bushveld Joint Venture project in South Africa. This work accelerated during the period and at the end of the period four drilling rigs were active on the project. Other work included the assessment and analysis of drilling and geophysical results from both the Company's Tweespalk project in South Africa and the Lakemount project in Ontario, Canada. The Company also completed a drilling program at its Seagull property in Ontario, Canada. Global exploration expenditures during the period totaled $3,847,573 (2004 - $1,770,875).

The Company has increased its general level of activity in the past two years both in Canada and South Africa. The Company actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company's Interim and Audited Financial Statements and should be read in conjunction with these financial statements.

	Period ended May 31, 2005	Year ended Aug. 31, 2004	Year ended Aug. 31, 2003
Revenue (interest & other income)	$130,523	$430,106	$177,068
Net Income (Loss)	($3,733,014)	($2,242,627)	($1,748,993)
Net Income (Loss) per Share	($0.10)	($0.07)	($0.07)
Total Assets	$15,613,132	$9,134,019	$5,086,421
Long Term Debt	$28,498	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Loss	Net Loss per share
May 31, 2005	$44,993	($975,865)	($0.03)
February 28, 2005	$47,089	($2,157,952)	($0.05)
November 30, 2004	$38,441	($599,197)	($0.02)
August 31, 2004	$49,833	($898,979)	($0.03)
May 31, 2004	$46,906	($746,655)	($0.02)
February 29, 2004	$293,162	($196,152)	($0.01)
November 30, 2003	$40,205	($400,841)	($0.01)
August 31, 2003	$37,425	($722,102)	($0.03)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at item 5 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the Company's future business activities. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this management discussion and analysis, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company's business is subject to exploration and development risks

All of the Company's properties are in the exploration stage of development and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company's properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company's business

The Company's activities in Canada and South Africa are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in South Africa. South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. The new Mineral Resources and Petroleum Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by "Historically Disadvantaged Persons" within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. The Company's operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand

The Company may be adversely or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company's options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company's properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing. However, the Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such properties.

The Company's properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company's business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

Acquisition costs deferred during the current period totaled $580,698 (2004 - $450,194). Exploration and development costs deferred in the period totaled $3,847,573 (2004 - $1,770,875). Of that amount $1,052,726 (2004 - $957,969) was incurred on the Company's Canadian properties. An amount of $2,794,847 (2004 - $812,906) was incurred on the Company's South African properties.

Cost recoveries on mineral properties during the period amounted to $55,000 (2004 - $45,000). During the period $667,018 (2004 - $413,631) in deferred costs relating to mineral properties were written off. An amount of $651,568 (2004 - $387,340) was written off for Ontario projects while the balance of $15,450 (2004 - $26,290) related to South African write offs. See Note 6 of the Company's Interim Financial Statements. On the Company's Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, (a subsidiary of Anglo American Platinum Corporation Limited), continue to explore and, to date, have spent approximately $2.7 million on the property. A small program for 2005 has been completed and a general assessment of the project is now underway.

During late 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount nickel-copper-PGE project located near Wawa, Ontario. The property hosts well-defined low-grade nickel-copper-PGE mineralization. The Company has completed more than 3,300 metres of drilling on the property. Airborne and ground based geophysical surveys were also completed on the property during 2004. Results of this exploration work continue to indicate the potential for both open pit and underground resources on the property. Combined acquisition and exploration costs deferred on the property by the Company amounted to $1,194,480 at May 31, 2005 (2004 - $586,134). A preliminary resource assessment and scoping study was completed by Roscoe Postle Associates Inc. of Toronto in early 2005.

On August 5, 2004 PTM optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($10,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which PTM may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. PTM can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 within 12 months from the date of the option agreement (which has been exceeded), $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. PTM can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which PTM may buy-back 1.4% for $2.0 million. During the period the Company spent $767,763 on exploration work on this property. Work consisted mostly of drilling, mapping and geochemistry.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb of the Bushveld Complex. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. The Company may purchase 100% of these mineral rights at any time within three years from the date of grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company was granted prospecting permits on both properties during the year. The Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The mineral rights holders retain a 1% Net Smelter Return Royalty ("NSR") on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million. A 5% finder's fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002.

During early 2004 the Company acquired detailed airborne magnetic data covering the War Springs property from a third party corporation. After careful interpretation of the airborne and other data the Company then conducted mapping and soil geochemistry surveys. Drilling commenced on the property in May 2004 and continued until March 2005. To the time of writing approximately 7,400 metres has been drilled. During 2004 the Company conducted approximately 2,300 metres of drilling on the Tweespalk property. Combined costs of investigation and acquisition on the two properties to May 31, 2005 amounted to $2,458,459 (2004 - $912,209) and these costs have been deferred.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining ("AW"), a Black Economic Empowerment group in South Africa, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs. In September 2003, the Company, AW and Black Economic Empowerment company Taung Minerals (Pty) Ltd. ("Taung") agreed to a negotiated settlement of a title dispute by reducing AW's participation in the War Springs project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility. The Company's 70% interest remained unchanged.

The Company has not recorded a receivable for AW's 30% participating interest in the Tweespalk property, which at May 31, 2005 is calculated to be $251,510 (August 31, 2004 - $214,840) on the basis that collection of the amount is not reasonably assured. The amount, if any, ultimately recovered from AW will be treated as a reduction of the Company's costs relating to the Tweespalk property when received.

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and then exceeded all work commitments. The Company had agreed to pay a base price of R 43 per tonne of identified open castable economic resource on the property, to a minimum of R 4,000,000 and a payment of R 4.30 per tonne on any economic underground resource. The Company could purchase the surface rights at a price of R 6,500 per hectare.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. The Vendors refused the tender and claimed that the purchase price was unascertained or unascertainable and that the agreement was therefore void. The matter was referred for Expert Determination as provided for in the option agreement.

On May 2, 2005 the Company announced that the parties had agreed the Company would purchase all surface and mineral rights to the Elandsfontein property in exchange for 7.2 million Rand payable in five instalments to December 15, 2005. The original option agreement and the arbitration process were terminated. At the time of writing the Company has three remaining payments totalling 5.7 million Rand (approx. C $ 1.03 million at July 11, 2005) to be paid.

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The joint venture will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals and Petroleum Resources Development Act. PTM and Anglo Platinum will each own an initial 37% working interest in the JV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

PTM will operate and fund an exploration program in the amount of Rand 35 million (at July 11, 2005 rates approx. US$ 5.2 M; C$6.3 million) over the next five years. Minimum expenditures in year one of Rand 5 million are a firm commitment by the Company, which has already been met at July 11, 2005. Optional expenditures in years two and three are also Rand 5 million and in years four and five amount to Rand 10 million in each year. After Rand 35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated, and inferred ounces determined in accordance with the South African SAMREC code. Each party will have the opportunity to contribute capital, if so desired, to maintain their respective initial working interest in the JV. The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a "non-contributory participant" to the JV and by doing so would be subject to dilution. The JV agreement includes pro-forma off-take agreements for either concentrate or broken ore.

The targets for exploration on the joint venture properties will be the Merensky and UG2 reefs of the Bushveld Complex. The Merensky Reef is the primary target. The potential to increase the size and confidence level of an estimated 4.74 million ounce inferred resource (15.4 million tonnes grading 7.92 grams per tonne 4E's (platinum, palladium, rhodium, gold) on the Merensky Reef and 10.1 million tonnes grading 2.52 g/t 4E, on the UG2 reef, SAMREC Code, as confirmed by PTM under Canadian NI 43-101) on the combined properties is considered excellent by all members of the JV. The inferred resource calculation already includes an estimated 30% to 50% geological loss. The exploration areas on the properties are adjacent to the separate BRPM joint venture, which incorporates an existing mine, formerly Anglo Platinum's BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

The Merensky and UG2 reefs have been intercepted on the JV properties in a number of drill holes outside of areas where resources have been defined to date. These areas will be subject to follow-up drilling under a current program now being executed with four drilling rigs. To May 31, 2005, approximately 7,600 metres had been drilled and to time of writing approximately 12,000 metres had been drilled. Prospecting permits have been issued over the grounds comprising the JV. The contributed properties include the untested projected surface trace of the reefs.

The Company continues to be very active in the Republic of South Africa ("RSA"). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty.) Ltd. ("PTM RSA") for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA. Mr. John Gould, a senior mining executive, is the managing director of PTM RSA and has established a permanent office in Johannesburg. During 2004 several professional and administration staff joined PTM RSA and the Company now conducts all of its South African exploration and development work through PTM RSA.

e)

Administration Expenses

Net general and administration expenses in the period were $3,342,219 (2004 - $856,214) after accounting for interest other income and recoveries of $130,523 (2004 - $380,273). Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. General and administrative expenses are higher as a result of this growth. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include corporate finance fees of $Nil (2004 - $100,020); management and consulting fees of $227,691 (2004 - $278,747); office and miscellaneous expenses of $109,145 (2004 - $58,543); professional fees of $120,618 (2004 - $56,194); salaries and benefits of $808,887 (2004 - $269,337); shareholder relations expense of $43,525 (2004 - $22,089); travel expenses of $217,681 (2004 - $169,300); and promotion expenses of $110,246 (2004 - $109,319). Stock compensation expense, a non-cash item, amounted to $1,500,000 this period (2004 - $Nil). An amount of $Nil (2004 - $6,500) in expense relates to Part XII.3 tax applied by the Canadian Federal government on unspent flow-through funds from the previous year. An amount of $988 (2004 - $391) was expensed for new property investigations during the period. Interest, other income and recoveries for the period totaled $130,523 (2004 - $380,273).

f)

Related Party Transactions

Management and consulting fees expense and salaries in the period of $210,891 (2004 - $183,551) were incurred with three directors of the Company. Of this amount approximately $100,734 (2004 - $93,617) is related to fees for the Company's President. At May 31, 2005 there were no fees (2004 - $Nil) owed and included in accounts payable. Geological fees of $22,750 (2004 - $63,700) were incurred with an officer during the period, of which none was owed and included in accounts payable at May 31, 2005 and (2004 - $2,087 was owed)

During 2003, the Company entered into a service agreement with MAG Silver Corp. ("MAG"), a company with a common director and common officer. During the period the Company received from MAG $101,590 (2004 - $114,461). During 2003 the Company also received a $100,000 finder's fee in the form of 200,000 MAG common shares for introduction to certain people and mineral properties in Mexico.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations' Expenses

Shareholder relations' expense during the period totaled $43,525 (2004 - $22,089). Since 2003 the Company has managed its shareholder relations as an internal function, thereby reducing the cost for this service considerably over prior years. The Company has been active in raising its profile with both retail and institutional investors. Subsequent to April 2003 Roth Investor Relations was contracted by the Company to provide services, on an invoice basis, as needed from time to time. Since May 2005 Roth has been contracted at a rate of US $5,000 per month. They provide distribution of the Company's information primarily to US institutions and other international analysts and money managers. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company's primary contact with the firm. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company's profile in Europe.

h)

Travel and Promotion Expenses

Travel expenses for the period amounted to $217,681 (2004 - $169,300). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors. Since early 2004 the Company's increased activity level in South Africa has increased these costs. Promotion expenses in 2005 amounted to $110,246 (2004 -

$109,319) and these costs relate to design work, media relations, printed material and trade show attendance.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $580,698 (2004 - $450,194) in cash and shares. This includes $207,979 for properties in Ontario, and $372,719 to acquire or maintain option rights to the South African Properties. Cash payments totaled $552,698 (2004 - $446,594) and share issuances for property acquisitions totaled $28,000 (2004 - $3,600).

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended May 31, 2005.

There are two policies that, due to the nature of the mining business, are significant to the financial results of the Company. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

CHANGE IN ACCOUNTING POLICY

The Canadian Institute of Chartered Accountants (CICA) recently amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" recommends that all stock-based compensation and payments for options granted on or after January 1, 2002 be measured using a fair value based method and recorded as an expense for fiscal years commencing on or after January 1, 2004. As at and for the year ended August 31, 2004 the Company measures and records stock-based awards made to non-employees using a fair value based method. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and earnings per share are disclosed in the notes to the financial statements. On September 1, 2004 the Company will adopt the revised recommendations, on a retroactive without restatement basis, such that the fair value of stock-based compensation and other transactions will be recognised as an expense in the financial statements.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 8,506,216 (2004 - 4,289,940) common shares during the period. Of this 8,478,216 shares (2004 - 4,279,031) were issued for cash proceeds of $8,446,541 (2004 - $3,527,607). A further 25,000 shares (2004 - 10,909) were issued for mineral properties for a value of $28,000 (2004 - $3,600). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company's primary source of capital has been from the sale of equity. At May 31, 2005 the Company had cash and cash equivalents on hand of $5,161,025 compared to cash and cash equivalents of $1,164,792 at May 31, 2005. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $4,400,271 (2004 - $2,221,069), management fees and expenses of $227,691 (2004 - $278,747) and other general and administrative expenses of $1,689,145 (2004 - $934,263).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has fallen in value against the Canadian dollar by approximately 19%.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
Acquisition Payments	$ 8,404,000	$ 723,000	$ 2,744,000	$ 4,734,000	$ 203,000
Exploration Costs	15,120,500	0	3,957,500	9,163,000	2,000,000
Lease Obligations	216,338	25,955	171,167	19,216	0
Totals	$23,740,838	$748,955	$ 6,872,667	$ 13,916,216	$ 2,203,000

6.

CORPORATE GOVERNANCE

The Board approves all significant decisions that affect the Company and its subsidiary. A copy of the Company's code of ethics and conduct can be found on the website and in the annual report. The Board is actively involved in the strategic planning of the Company and the active changes to the plan that are typical in the exploration and development mineral business.

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation and who are reviewing nominations and effectiveness of the management and the Board. Directors are encouraged to visit the offices and project sites for orientation and education and to retain appropriate advisors if required. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics. The directors are only compensated with stock options. This is similar to comparable Companies' compensation

7.

SUBSEQUENT EVENTS

(a)

Subsequent to the period ending May 31, 2005 the company issued 65,000 common shares pursuant to the exercise of 65,000 options at a price of $0.55 per share for aggregate proceeds of $35,750.

8.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

R. Michael Jones

Barry W. Smee

Frank Hallam

Iain McLean

Eric Carlson

b)

Officers:

R. Michael Jones

Barry Smee

Frank Hallam

(President)

(Secretary)

(Chief Financial Officer)

 c)

   Officers of Subsidiary:

John Gould (Managing Director Platinum Group Metals RSA (Pty) Ltd.)

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, R. Michael Jones, President and CEO of Platinum Group Metals Ltd. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Platinum Group Metals Ltd., (the "issuer") for the interim period ending May 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 15, 2005

"R. Michael Jones"

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of Platinum Group Metals Ltd. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Platinum Group Metals Ltd., (the "issuer") for the interim period ending May 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 15, 2005

   "Frank R. Hallam"

Chief Financial Officer